 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Holding, Frank B. (Last) (First) (Middle) Post office Box 1377 (Street) Smithfield, NC 27577 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol First Citizens BancShares, Inc. FCNCA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 23, 2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           Executive Vice President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Class A Common Stock								$1,633,230	D
Class A Common Stock								$119,808	I	By spouse
Class A Common Stock								$44,191 (a)	I	By adult daughter (Olivia)
Class A Common Stock								$46,704 (a)	I	By adult daughter (Carson) and her children
Class A Common Stock								$45,632 (a)	I	By adult daughter (Claire)
Class A Common Stock								$30,057 (a)	I	By adult daughter (Hope)
Class A Common Stock								$62,595 (a)	I	By adult son (Frank, Jr.) and his children
Class A Common Stock								$3,846 (a)	I	By son-in-law (John) and his children
Class A Common Stock								$5,500 (a)	I	By daughter-in-law (Ruth)
Class A Common Stock								$1,645 (a)	I	By son-in-law (Peter) and his children
Class A Common Stock								$100,000 (b)	I	By Fidelity BancShares (N.C.), Inc.
Class A Common Stock								$167,600 (b)	I	By First Citizens Bancorporation of S.C.
Class A Common Stock								$46,000 (b)	I	By Southern Bank and Trust Company
Class A Common Stock								$24,584 (b)	I	By Southern BancShares (N.C.), Inc.
Class A Common Stock								$54,000 (b)	I	By Goshen, Inc.
Class A Common Stock								$28,628 (b)	I	By The Heritage Bank
Class A Common Stock								$7,987 (b)	I	By Twin States Farming
Class A Common Stock								$26,430 (a)	I	By trusts for adult children
Class B Common Stock								$102,792 (a)	I	By adult daughter (Olivia)
Class B Common Stock								$99,635 (a)	I	By adult daughter (Carson)
Class B Common Stock								$73,652 (a)	I	By adult daughter (Claire)
Class B Common Stock	12/23/2002		G	V	5,863	D	Not Applicable	90,859 (a)	I	By adult daughter (Hope)
Class B Common Stock	12/23/2002		G	V	5,643	A	Not Applicable	16,893 (a)	I	By son-in-law (John) and his children
Class B Common Stock								$25,910 (a)	I	By son-in-law (Peter) and his children
Class B Common Stock								$650 (a)	I	By adult daughter-in-law (Ruth)
Class B Common Stock								$128,023 (a)	I	By adult son (Frank, Jr.) and his children
Class B Common Stock								$45,900 (b)	I	By First Citizens Bancorporation of S.C.
Class B Common Stock								$22,219 (b)	I	By Southern BancShares (N.C.), Inc.
Class B Common Stock								$1,225 (b)	I	By Twin States Farming
Class B Common Stock								$6,175 (a)	I	By trusts for adult children

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Explanation of Responses:

(a) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an adminssion that the reporting person is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

(b) The reporting person is a director, officer and/or principal shareholder of the named company, but disclaims beneficial ownership of the listed shares except to the extent of his pecuniary interest therein.

By: /s/ Frank B. Holding, /s/William R. Lathan, Attorney-in-Fact December 23, 2002 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.